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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  FORM 12B-25
                                                   Commission File Number 1-7921

                          NOTIFICATION OF LATE FILING

     (Check One): [X] Form 10-K  [_] Form 11-K  [_] Form 20-F  [_] Form 10-Q
[_] Form N-SAR
     For Period Ended:_____________________________________________________
[_] Transition Report on Form 10-K          [_] Transition Report on Form 10-Q
[_] Transition Report on Form 20-F          [_] Transition Report on Form N-SAR
[_] Transition Report on Form 11-K

     For the Transition Period Ended:__________________________________________

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
____________________________________________________________________________

____________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant     Cotelligent, Inc.

Former name if applicable

____________________________________________________________________________

Address of principal executive office (Street and number)
101 California Street, Suite 2050

City, state and zip code    San Francisco, California 94111
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                                    PART II
                            RULE 12B-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on
[X] Form 10-K, 20-F, 11-K or form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.


                                    PART III
                                   NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.) The Company had prepared and intended to file on July 29, 1999 a proxy statement, which is incorporated by reference in the Company's report on Form 10-K filed on June 29, 1999. The financial printer which had been retained for purposes of filing such proxy statement failed to complete such filing on time. The Company therefore decided to instead file an amendment to Form 10-K on Form 10-K/A including the information set forth in the referenced proxy statement. The Company was unable to file such Form 10-K/A in the limited amount of time available after it discovered the financial printer's error.


                                    PART IV
                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

Daniel E. Jackson                     415                      439-6450
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     (Name)                       (Area Code)             (Telephone  Number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                            [X] Yes   [_] No
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     (3) Is it anticipated that any significant change in results of operations from the corresponding period of the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                            [_] Yes   [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                               Cotelligent, Inc.
_____________________________________________________________________________
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  July 30, 1999               By  /s/ DANIEL E. JACKSON
                                      ------------------------------------
                                      Daniel E. Jackson,
                                      Executive Vice President,
                                      Chief Financial Officer and Treasurer